SECURITIES AND EXCHANGE COMMISSION

                     Washington, D. C. 20549

                           SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                        (Amendment No. ____)*

                      Southwest Bancorp, Inc.
                         (Name of Issuer)

              Common Stock, par value $1.00 per share
                 (Title and Class of Securities)

                            844767103
                          (CUSIP Number)


    American Fidelity Corporation, 2000 Classen Blvd., Oklahoma City,
        Oklahoma 73106, Attn: Stephen P. Garrett, Senior Vice President
                             (405) 523-5200
Name, Address and Telephone Number of Person Authorized To Receive Notices and communications)

                           December 22, 1997
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1-(b)(3) or (4), check the following box   [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                           SCHEDULE 13D


CUSIP  844767103
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          NAME OF REPORTING PERSON
     1.   American Fidelity Corporation
          73-0966202
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     2.   Check Appropriate Box if a Member of A Group  (a)  [  ]
                                                        (b)  [  ]
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     3.   SEC Use Only
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     4.   Source of Funds:    AF
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     5.   Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)
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     6.   Citizenship of Place of Organization - Nevada
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     Number         7.   Sole Voting Power: 347,918 shares
     of Shares      ---------------------------------------------------------
     Beneficially
     Owned by
     Each           8.   Shared Voting Power
     Reporting      ---------------------------------------------------------
     Person         9.   Sole Dispositive Power: 347,918 shares
     With           ---------------------------------------------------------
                   10.   Shared Dispositive Power
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     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                         347,918
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/ /  12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
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     13.  Percent of Class Represented by Amount in Row (11)
                         9.19%
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     14.  Type of Reporting Person   HC
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Item 1.   Security and Issuer

     This Schedule 13 D is filed with the Securities and Exchange Commission by American Fidelity Corporation, a Nevada corporation ("AFC"), in respect of its ownership of shares of common stock, par value of $1.00 per share, of Southwest Bancorp, Inc., 608 South Main Street, Stillwater, Oklahoma 74074.

Item 2.   Identity and Background.

     AFC's principal executive offices are located at 2000 Classen Center, Oklahoma City, Oklahoma 73106. AFC, through its subsidiaries, is engaged in life, annuity and accident and health insurance, real estate and property management and various international ventures.

     The stock of AFC is controlled by a family investment partnership, Cameron Enterprises, A Limited Partnership ("CELP"). The general partners of CELP are Lynda L. Cameron, William M. Cameron, Theodore M. Elam and, in their capacities as trustees, William E. Durrett, Edward C. Joullian, III, John W. Rex and the Bank of Oklahoma, N.A. In accordance with the CELP partnership agreement, man-agement of the affairs of CELP is vested in five managing general partners:
Messrs. Cameron, Durrett, Joullian, Rex and Elam.  The address of CELP is
2000 Classen Center, Oklahoma City, Oklahoma 73106.

     The following information about the executive officers and directors of AFC and the managing general partners of CELP is listed below: (a) name, (b) business address and (c) present principal occupation or employment, and the name and, if different than such person's business address, the address of any corporation or other organization in which such employment is conducted. Each person listed below is a United States citizen.

Name                    Business Address         Occupation
----                    ----------------         ----------

Lynda L. Cameron        2000 Classen Center      Director of AFC and President
                        Oklahoma City, OK 73106  of Cameron Equestrian
                                                 Center, Inc. and Cameron
                                                 Arabian, Inc.

William M. Cameron*     2000 Classen Center      Vice Chairman and Senior
                        Oklahoma City, OK 73106  Vice President and
                                                 Director of AFC

William E. Durrett*     2000 Classen Center      Chairman of the Board,
                        Oklahoma City, OK 73106  Director, President and Chief
                                                 Executive Officer of AFC

William A. Hagstrom     800 Research Parkway     President of UroCor, Inc.
                        Oklahoma City, OK 73104

Stephen P. Garrett      2000 Classen Center      Senior Vice President and
                        Oklahoma City, OK 73106  Secretary of AFC

Edward C. Joullian,     2000 Classen Center      Director of AFC and Chairman
III*                    Oklahoma City, OK 73106  of the Board and Chief
                                                 Executive Officer of Mustang
                                                 Fuel Corporation

Kenneth D. Klehm        2000 Classen Center      Senior Vice President,
                        Oklahoma City, OK 73106  Treasurer and Chief Financial
                                                 Officer of AFC

John W. Rex*            2000 Classen Center      Executive Vice President
                        Oklahoma City, OK 73106  and Director of AFC

Galen P. Robbins, M.D.  3433  N. W. 56th Street  Director of AFC and Director
                        Suite 400                of Cardiovascular Clinic
                        Oklahoma City, OK 73112

John D. Smith           3400 Peach Tree Road     Director of AFC and President
                        Suite 831                of John D. Smith
                        Atlanta, GA 30326        Developments, Inc.

Theodore M. Elam*       Two Leadership Square    Attorney, McAfee & Taft A
                        Tenth Floor              Professional Corporation
                        Oklahoma City, OK 73102

_______________

*Managing general partner of CELP

     During the past five years, neither AFC or CELP nor, to the best of AFC's knowledge, any person named above (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

     On December 22, 1997, American Fidelity Assurance Company ("AFA") paid a dividend consisting of 347,918 shares of common stock of Southwest Bancorp, Inc. (the "Shares") to its sole shareholder, AFC. AFC engaged in no other transactions in the stock during the prior 60 days.

Item 4.   Purpose of Transaction

     AFC acquired the Shares through a dividend paid by its wholly-owned subsidiary AFA. Like AFA, AFC plans to increase its ownership of the issuer's common stock to not more than 24.9% of the outstanding shares by purchasing additional stock in open market or, possibly, private transactions, based on the market price of the stock relative to the overall profit and operating performance of the issuer. AFC has no present plans or proposals which relate to or would result in any of the following:

     o An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     o A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     o Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     o Any material change in the present capitalization or dividend policy of the issuer;

     o Any other material change in the issuer's business or corporate structure;

     o Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     o Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     o A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section (12)(g)(4) of the Act or

     o     Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

     (a) AFC beneficially owns 347,918 shares of the common stock of the issuer, which as of December 22, 1997 represented 9.19% of the 3,787,839 shares believed to be outstanding.

     (b) AFC has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the Shares.

     (c) The only transaction in shares of the issuer by AFC effected since October 23, 1997 was its acquisition of the Shares reported in Item 3 above.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Shares.

     (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. None of the issuer's securities owned by AFC are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.   Material to be Filed as Exhibits.

          None

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 31, 1997              AMERICAN FIDELITY CORPORATION

                                      By: JOHN W. REX
                                          John W. Rex, Executive Vice
                                          President